EXHIBIT 21.1

First Banks, Inc.

Subsidiaries

(As of December 31, 2009)

The following is a list of our subsidiaries and the jurisdiction of incorporation or organization:

Name of Subsidiary	Jurisdiction of Incorporation or Organization

The San Francisco Company	Delaware

First Bank	Missouri

First Land Trustee Corp.	Missouri

First Bank Business Capital, Inc.	Missouri

Missouri Valley Partners, Inc.	Missouri

WIUS, Inc. (1)	Missouri

WIUS of California, Inc. (2)	California

Small Business Loan Source LLC	Nevada

FB Holdings, LLC (3)	Missouri

ILSIS, Inc.	Missouri

FBIN, Inc.	Nevada
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(1)	Formerly Universal Premium Acceptance Corporation.
(2)	Formerly UPAC of California, Inc.
(3)	First Bank owned 53.23% of FB Holdings, LLC at December 31, 2009.